U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           North Coast Partners, Inc.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)


                                      None
                                  ------------
                                 (CUSIP Number)

                                 Wong Peck Ling
                           North Coast Partners, Inc.
                              24351 Pasto Road, #B
                          Dana Point, California 92629
                                 (949) 489-2400
                                 ---------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 30, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None
           ------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                   WONG PECK LING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 a. [x]
                                                                       b. [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER

NUMBER OF                                 806,000(1)
SHARES                                ------------------------------------------
BENEFICIALLY                          8.  SHARED VOTING POWER
OWNED
BY EACH                               ------------------------------------------
REPORTING                             9.  SOLE DISPOSITIVE POWER
PERSON WITH
                                          806,000(1)
                                      ------------------------------------------
                                      10. SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     806,000(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Shares owned by Stamford Bridge Holdings Limited, which Ms. Wong is the sole shareholder.

CUSIP No.  None
           ------------------------


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                    STAMFORD BRIDGE HOLDINGS LIMITED
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                   a. [x]
                                                                         b. [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                                       7.  SOLE VOTING POWER

                                           806,000
         NUMBER OF                     -----------------------------------------
          SHARES                       8.  SHARED VOTING POWER
       BENEFICIALLY
          OWNED                            0
         BY EACH                       -----------------------------------------
        REPORTING                      9.  SOLE DISPOSITIVE POWER
       PERSON WITH
                                           806,000
                                       -----------------------------------------
                                       10. SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    806,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, no par value (the "Shares") of North Coast Partners, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is North Coast Partners, Inc., 24351 Pasto Road, #B, Dana Point, California 92629.

Item 2.  Identity and Background.
         -----------------------

     a. The  persons  filing  this  statement  are (i) Wong  Peck  Ling and (ii)
Stamford  Bridge  Holdings   Limited   ("Stamford")   (together  the  "Reporting
Persons").

     b. The business address of Ms. Wong and Stamford is 24351 Pasto Road, #B, Dana Point, California 92629.

     c. Stamford is a business holding company. Ms. Wong's principal occupation is as the Director, Chief Executive Officer and Chief Financial Officer of the Issuer. Ms. Wong is the sole shareholder and managing partner of Stamford.

     None of the Reporting Persons nor, to the best of their knowledge, any director or executive officer of Stamford, during the past five (5) years, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On January 30, 2004, Stamford purchased 806,000 shares of Common Stock of the Issuer from existing stockholders for a total of $32,240. The funds came from Stamford's working capital.

Item 4.  Purpose of the Transactions.
         ---------------------------

     Stamford purchased the Shares (described in Item 3) for investment purposes.

     Stamford and Ms. Wong, subject to and depending upon availability of prices they deem favorable, may purchase additional shares of the Issuer's Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Ms. Wong and Stamford to do so, they reserve the right to dispose of the Shares in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     Subject to ongoing evaluation, Ms. Wong and Stamford have no current plans or proposals which relate to or would result in any of the following except acquiring an operating business as disclosed in the Issuer's 10-KSB:

     (i)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (iv) Any material change in the present capitalization or dividend policy of the Issuer;

     (v) Any other material change in the Issuer's business or corporate structure;

     (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

     (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Stamford and Ms. Wong beneficially own 806,000 or 80.6% of the Shares.

     (b) Ms. Wong and Stamford have the sole power to vote and dispose of 806,000 or 80.6% of the Shares.

     (c) On January 30, 2004, Stamford purchased 806,000 shares of Common Stock of the Issuer from existing shareholders.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

     Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

     Exhibit

     A. Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.




Dated:  October 13, 2004              /s/ Wong Peck Ling
        ----------------              ------------------------------------------
                                      Wong Peck Ling, an individual





                                      STAMFORD BRIDGE HOLDINGS LIMITED


Dated:  October 13, 2004              /s/ Wong Peck Ling
        ----------------              ------------------------------------------
                                      Wong Peck Ling, General Partner

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock of North Coast Partners, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

                                      STAMFORD BRIDGE HOLDINGS LIMITED


Dated:  October 13, 2004              /s/ Wong Peck Ling
        ----------------              ------------------------------------------
                                      Wong Peck Ling, General Partner



Dated:  October 13, 2004              /s/ Wong Peck Ling
        ----------------              ------------------------------------------
                                      Wong Peck Ling, an individual